EXHIBIT 11.2

CPI Corp.
Computation of Per Common Share Loss - Basic
(Unaudited)

thousands, except share and per share data	16 Weeks Ended		40 Weeks Ended
	November 8, 2008	November 10, 2007	November 8, 2008	November 10, 2007
Basic:
Net loss applicable to common shares:
From continuing operations	$(13,341)	$(10,016)	$(17,198)	$(11,956)
From discontinued operations	-	(91)	-	(197)

Net loss	$(13,341)	$(10,107)	$(17,198)	$(12,153)

Shares:
Weighted average number of common and common equivalent shares outstanding	17,074,815	17,021,513	17,062,671	17,004,834
Less: Treasury stock - weighted average	(10,595,319)	(10,619,570)	(10,595,319)	(10,619,189)

Weighted average number of common and common equivalent shares outstanding	6,479,496	6,401,943	6,467,352	6,385,645

Net loss per common and common equivalent shares:
From continuing operations	$(2.06)	$(1.56)	$(2.66)	$(1.87)
From discontinued operations	-	(0.01)	-	(0.03)

Net loss	$(2.06)	$(1.57)	$(2.66)	$(1.90)